Exhibit 99.1

April 10, 2018	TSX: GPR

For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS FIRST QUARTER 2018 PRODUCTION RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) announces production results for the first quarter (“Q1”) 2018 from its two wholly-owned Mexican silver mining operations: the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine, and the Topia Mine in Durango.

First Quarter 2018 Production Highlights (Compared to First Quarter 20171)

●	Consolidated metal production increased 42% to 1,031,937 silver equivalent ounces (“Ag eq oz”)
●	Silver production increased 35% to 491,063 silver ounces (“Ag oz”)
●	Gold production increased 13% to 5,831 gold ounces (“Au oz”)
●	Ore processed increased 17% to 96,869 tonnes milled

“Great Panther’s first quarter production improved significantly compared to the first quarter last year when the Topia plant was suspended for planned upgrades”, stated James Bannantine, President & CEO. “To date in 2018, our Mexican operations are performing steadily, with production in line with annual guidance, and we are continuing to make progress on the technical evaluation of the Coricancha Mine in Peru.”

Consolidated Operations Summary	Q1 2018	Q1 2017	Change	Q1 2018	Q4 2017	Change
Ore processed (tonnes milled)	96,869	82,456	17%	96,869	98,396	-2%
Silver equivalent ounce production[2]	1,031,937	727,372	42%	1,031,937	1,065,773	-3%
Silver ounce production	491,063	364,995	35%	491,063	514,218	-5%
Gold ounce production	5,831	5,177	13%	5,831	5,931	-2%
Lead production (tonnes)	433	-	n/a	433	441	-2%
Zinc production (tonnes)	533	-	n/a	533	551	-3%

(1)	The Topia processing plant underwent upgrades in Q1 2017 and there was no processing during Q1 2017.

(2)	Silver equivalent ounces were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively.

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Guanajuato Mine Complex

In Q1 2018, total metal production for the GMC was 695,909 Ag eq oz, which represents a 4% decrease compared to both the fourth quarter (“Q4”) 2017 and Q1 2017. The decrease was mainly attributed to lower tonnes milled and lower silver grades. The lower tonnes milled are in part a reflection of the higher proportion of harder ores from the San Ignacio mine, which reduced processing capacity. The lower average silver grade was due to the lower tonnage and grades mined from the Guanajuato mine, which has higher silver grades than the San Ignacio mine. In addition, the silver grades from the Guanajuato mine were affected by variability in the mineral resource. These factors were partly offset by improved gold grades and recoveries.

GMC Operations Summary	Q1 2018	Q1 2017	Change	Q1 2018	Q4 2017	Change
Ore processed (tonnes milled)	78,919	82,456	-4%	78,919	80,896	-2%
Silver equivalent ounce production[1]	695,909	727,372	-4%	695,909	724,643	-4%
Silver ounce production	304,863	364,995	-16%	304,863	332,203	-8%
Gold ounce production	5,586	5,177	8%	5,586	5,606	0%
Ag grade (g/t)	135	155	-13%	135	144	-6%
Au grade (g/t)	2.50	2.30	9%	2.50	2.48	1%
Ag recovery (%)	88.8%	88.8%	0%	88.8%	88.5%	0%
Au recovery (%)	88.0%	85.0%	4%	88.0%	87.0%	1%

(1) Silver equivalent ounces were calculated using a 70:1 Ag:Au ratio.

The San Ignacio mine accounted for 65% of the total ore processed at the GMC in Q1 2018, compared to 57% in Q1 2017 and 62% in Q4 2017. The increase in tonnes milled from the San Ignacio mine and, to a lesser degree, higher gold grades from the Guanajuato mines, are the main contributors to the increased gold grades.

Q1 2018 saw an increase in exploration development and underground drilling at the Guanajuato mine, aimed at increasing definition in the mineral resources mainly near and adjacent to areas currently being mined.

Topia Mine

Total metal production during Q1 2018 from the Topia Mine was 336,027 Ag eq oz. There was no production from Topia during Q1 2017 due to the planned processing plant suspension for plant upgrades along with the installation of a dry tailings handling facility.

Compared to Q4 2017, metal production was slightly lower, reflecting a decrease in gold grades due to variability in the ore and ground conditions, partially offset by higher mill throughput.

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Topia Operations Summary	Q1 2018	Q1 2017[1]	Change	Q1 2018	Q4 2017	Change
Ore processed (tonnes milled)	17,950	-	n/a	17,950	17,500	3%
Silver equivalent ounce production[2]	336,027	-	n/a	336,027	341,129	-1%
Silver ounce production	186,201	-	n/a	186,201	182,015	2%
Gold ounce production	244	-	n/a	244	325	-25%
Lead production (tonnes)	433	-	n/a	433	441	-2%
Zinc production (tonnes)	533	-	n/a	533	551	-3%
Ag grade (g/t)	348	-	n/a	348	352	-1%
Au grade (g/t)	0.74	-	n/a	0.74	0.95	-22%
Ag recovery (%)	92.7%	-	n/a	92.7%	91.8%	1%
Au recovery (%)	57.1%	-	n/a	57.1%	60.8%	-6%

(1)	The Topia processing plant was suspended for upgrades in Q1 2017 and had no production during that period.

(2)	Silver equivalent ounces were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively.

OUTLOOK

The Company is maintaining its 2018 guidance of 4.0 – 4.1 million Ag eq oz (at a 70:1 silver to gold ratio). There is also no change to 2018 guidance for cash cost per silver ounce (“cash cost”) and all-in sustaining cost per payable silver ounce (“AISC”) of US$5.00 – 6.50 and US$12.50 – 14.50, respectively. It is cautioned that cash cost and AISC are very sensitive to the Mexican peso foreign exchange rate and metal prices through the computation of by-product credits.

The focus for 2018 continues to be on maintaining steady and efficient operations in Mexico, while advancing the Company’s Coricancha Mine in Peru to set a platform for production growth in 2019 and 2020. While still in the evaluation stage, based upon historic production records, Coricancha has the potential to add 3 million Ag eq oz of annual production. The Company expects to make announcements on the progress of evaluation and technical studies for Coricancha later this quarter.

In addition, the Company continues to seek and evaluate additional acquisition opportunities to meet the Company’s growth objectives.

The technical information contained in this news release has been reviewed and approved by Matthew Wunder, P. Geo., Vice President Exploration for the Company and the Qualified Person for the Guanajuato Mine Complex, the Topia Mine and the Coricancha Mine under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

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RELEASE OF FIRST QUARTER 2018 FINANCIAL RESULTS AND CONFERENCE CALL

The Company has scheduled the release of its first quarter 2018 financial results for Wednesday, May 2, 2018 after market close.

A conference call and webcast will be held on Thursday, May 3, 2018 at 2:00 p.m. Eastern Time (11:00 a.m. Pacific Time) to discuss the results. Mr. James Bannantine, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 800 281 7973
International Toll:	+1 323 794 2093
Conference ID:	4742165

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also evaluating the restart of the Coricancha Mine in Peru, which it acquired in 2017, and continues to pursue the acquisition of additional mining operations or projects in the Americas.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, the Company's production guidance and ability to meet its production guidance, expectations of cash cost and AISC, production and restart expectations for the Coricancha Mine, and, in particular, any other forward-looking statements made under the heading “Outlook” above. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political, permitting and environmental risks involving the Company's operations in foreign jurisdictions, technical and operational difficulties that may be encountered with reactivation of the Coricancha Mine, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations or resource estimates, exploration results being indicative of future production of its properties, changes in project parameters, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2017 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

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For more information, please contact:

Alex Heath

Director, Investor Relations

Toll Free:    1 888 355 1766

Tel:           +1 604 638 8956

aheath@greatpanther.com
www.greatpanther.com